COAST DENTAL SERVICES, INC.
EXHIBIT 11.1
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	Quarter Ended September 30,		Nine Months Ended September 30,

	2000	2001	2000	2001

Net loss	$(363,725)	$(1,618,615)	$(474,931)	$(4,054,313)

Shares:

Basic weighted average number of shares outstanding	6,286,384	2,091,223	6,294,997	2,091,223

Additional shares issuable under stock options For diluted earnings per share	—	—	—	—

Diluted weighted average number of shares outstanding	6,286,384	2,091,223	6,294,997	2,091,223

Basic loss per share:

Net loss	$(0.06)	$(0.77)	$(0.08)	$(1.94)

Diluted loss per share:

Net loss	$(0.06)	$(0.77)	$(0.08)	$(1.94)